March 2007	Preliminary Terms No. 225
Registration Statement No. 333-131266
Dated February 28, 2007
Filed pursuant to Rule 433

Structured Investments
Opportunities in Interest Rates

Senior Floating Rate Notes due 2037
Global Medium Term Notes, Series F

We, Morgan Stanley, are offering the notes described below on a global basis. For the period from, and including, the original issue date for the notes to, but excluding, March 27, 2012, interest on the notes will be payable quarterly at a fixed rate of 8.00% per annum. For the period from, and including, March 27, 2012 to, but excluding, the maturity date, interest will be payable quarterly at a variable rate equal to the greater of (i) the reference rate plus 4.00% per annum (as determined on the applicable interest determination date) and (ii) 3.00% per annum. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. We have the right to redeem the notes on any interest payment date, beginning March 27, 2012.

S U M M A R Y T E R M S
Issuer:		Morgan Stanley
Aggregate principal amount:		$ . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated principal amount:		$1,000
Issue price:		$1,000
Pricing date:		March , 2007
Original issue date:		March , 2007 ( business days after the pricing date)
Interest accrual date:		March , 2007
Maturity date:		March 27, 2037
Interest rate:		For each interest payment period from, and including, the original issue date to, but excluding, March 27, 2012, 8.00% per annum. For each interest payment period from, and including, March 27, 2012 to, but excluding, the maturity date, the greater of (i) the reference rate plus 4.00% per annum (as determined on the applicable interest determination date) and (ii) the minimum interest rate.
Reference rate:		10 Year CMT less 2 Year CMT.
10 year CMT:		The “CMT Rate” as determined by reference to Bloomberg page “H15T10Y <Index>”, which page shall replace all references in the prospectus to Designated CMT Telerate Pages 7051 and 7052, and with a “Designated CMT Maturity Index” of 10 years.
2 year CMT:		The “CMT Rate” as determined by reference to Bloomberg page “H15T2Y <Index>”, which page shall replace all references in the prospectus to Designated CMT Telerate Pages 7051 and 7052, and with a “Designated CMT Maturity Index” of 2 years.
Minimum interest rate:		3.00% per annum
Interest payment period:		Quarterly
Interest payment dates:		Each March 27, June 27, September 27 and December 27, beginning June 27, 2007; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day but no adjustment will be made to the interest payment period or to any interest payment made on any succeeding business day.
Interest reset dates:		Each March 27, June 27, September 27 and December 27, beginning March 27, 2012.
Interest determination dates:		Two business days prior to each interest reset date.
Day-count convention:		30/360
Redemption percentage at redemption date:		100%
Redemption dates:		March 27, 2012 and each March 27, June 27, September 27 and December 27 thereafter.
Trustee:		The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:		Morgan Stanley Capital Services Inc.
Denominations:		$1,000 and integral multiples thereof
CUSIP:		61745EUK5 (ISIN: ; Common Code: )
Book-entry or certificated note:		Book-entry
Business day:		New York
Listing:		None
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public	Agent’s Commissions(1)	Proceeds to Company
	Per note	100%	3.00%	97.00%
	Total	$	$	$
(1) For additional information, see “Plan of Distribution” in the prospectus supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free (866) 477-4776.

You may access these documents on the SEC web site at www.sec.gov as follows:
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

Senior Floating Rate Notes due 2037

Investment Overview

For the period from, and including, the original issue date for the notes to, but excluding, March 27, 2012, interest on the notes will be payable quarterly at a fixed rate of 8.00% per annum. For the period from, and including, March 27, 2012 to, but excluding, the maturity date, interest will be payable quarterly at a variable rate equal to the greater of (i) the reference rate plus 4.00% per annum (as determined on the applicable interest determination date) and (ii) 3.00% per annum.

The reference rate represents the difference between the 10 year CMT and the 2 year CMT. Over the final 25 years of the 30 year term of the notes, the interest rate on the notes will be determined based on the relationship between long term interest rates and short term interest rates, as referenced by the 10 year CMT and the 2 year CMT, respectively. The relationship between the 10 year CMT and the 2 year CMT has varied over time as shown in the graph included in “Historical Information” below. We cannot give you any assurance that the relationship between the 10 year CMT and the 2 year CMT will remain the same into the future.

Beginning March 27, 2012 and on each March 27, June 27, September 27 and December 27 thereafter, we will have the right to redeem all of these notes and pay to you, for each note you hold, 100% of the stated principal amount plus any accrued and unpaid interest to, but excluding, the redemption date. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

■	The 2 year CMT may be greater than the 10 year CMT on any interest determination date. If the 2 year CMT is greater than the 10 year CMT on any interest determination date, the interest rate on the notes will be less than 4% per annum for the applicable quarterly interest payment period, subject to the minimum interest rate of 3% per annum. Under these circumstances, and even if the 10 year CMT is greater than the 2 year CMT, it is possible that the interest payment for any quarterly interest payment period determined by reference to the difference between the 10 year CMT and the 2 year CMT will be less than the amount that would be paid on an ordinary debt security. To the extent that the 2 year CMT remains greater than the 10 year CMT or that the interest rate on the notes is otherwise less than interest rates in the market at any point in time, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes prior to the maturity of the notes in 2037. The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

■	The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co. as a result of dealer discounts, mark-ups or other transaction costs.

March 2007	Page 2

Senior Floating Rate Notes due 2037

Historical Information

The following graph sets forth the 10 year CMT, the 2 year CMT, the reference rate and the hypothetical interest rate for the notes based on such reference rate, each for the period from January 2, 1987 to February 27, 2007. The historical performance of the 10 year CMT, the 2 year CMT and the reference rate should not be taken as an indication of their future performance over the final 25 years of the 30 year term of the notes. We cannot give you any assurance that the interest rate for any interest payment period commencing on or after March 27, 2012 will be above the minimum interest rate of 3% per annum. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Alternate Settlement Cycle

We expect to deliver the notes against payment therefore in New York, New York on March , 2007, which will be the             scheduled business day following the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

March 2007	Page 3

Senior Floating Rate Notes due 2037

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation —Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of the amount of interest paid on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. If the notes were priced on February 27, 2007, the “comparable yield” would be a rate of 5.3700% per annum compounded quarterly; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. The actual comparable yield and the projected payment schedule of the notes will be updated in the final pricing supplement. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

	PROJECTED		PROJECTED
DATE	PAYMENT	DATE	PAYMENT

June 27, 2007	26.67	March 27, 2023	10.56
September 27, 2007	20.44	June 27, 2023	10.79
December 27, 2007	20.22	September 27, 2023	10.79
March 27, 2008	20.22	December 27, 2023	10.67
June 27, 2008	20.44	March 27, 2024	10.67
September 27, 2008	20.44	June 27, 2024	10.78
December 27, 2008	20.22	September 27, 2024	10.80
March 27, 2009	20.00	December 27, 2024	10.68
June 27, 2009	20.44	March 27, 2025	10.56
September 27, 2009	20.44	June 27, 2025	10.79
December 27, 2009	20.22	September 27, 2025	10.79
March 27, 2010	20.00	December 27, 2025	10.68
June 27, 2010	20.44	March 27, 2026	10.56
September 27, 2010	20.44	June 27, 2026	10.79
December 27, 2010	20.22	September 27, 2026	10.78
March 27, 2011	20.00	December 27, 2026	10.66
June 27, 2011	20.44	March 27, 2027	10.55
September 27, 2011	20.44	June 27, 2027	10.78
December 27, 2011	20.22	September 27, 2027	10.78
March 27, 2012	20.22	December 27, 2027	10.66
June 27, 2012	11.31	March 27, 2028	10.66
September 27, 2012	11.33	June 27, 2028	10.77
December 27, 2012	11.20	September 27, 2028	10.78
March 27, 2013	11.07	December 27, 2028	10.66
June 27, 2013	11.31	March 27, 2029	10.54
September 27, 2013	11.30	June 27, 2029	10.77
December 27, 2013	11.16	September 27, 2029	10.77
March 27, 2014	11.03	December 27, 2029	10.64
June 27, 2014	11.26	March 27, 2030	10.52
September 27, 2014	11.22	June 27, 2030	10.75
December 27, 2014	11.08	September 27, 2030	10.72
March 27, 2015	10.94	December 27, 2030	10.60
June 27, 2015	11.17	March 27, 2031	10.47
September 27, 2015	11.15	June 27, 2031	10.70
December 27, 2015	11.02	September 27, 2031	10.69
March 27, 2016	11.00	December 27, 2031	10.57
June 27, 2016	11.11	March 27, 2032	10.56
September 27, 2016	11.11	June 27, 2032	10.67
December 27, 2016	10.98	September 27, 2032	10.68

March 2007	Page 4

Senior Floating Rate Notes due 2037

March 27, 2017	10.85	December 27, 2032	10.55
June 27, 2017	11.07	March 27, 2033	10.43
September 27, 2017	11.05	June 27, 2033	10.65
December 27, 2017	10.92	September 27, 2033	10.65
March 27, 2018	10.78	December 27, 2033	10.52
June 27, 2018	11.00	March 27, 2034	10.40
September 27, 2018	10.96	June 27, 2034	10.63
December 27, 2018	10.82	September 27, 2034	10.61
March 27, 2019	10.68	December 27, 2034	10.49
June 27, 2019	10.90	March 27, 2035	10.38
September 27, 2019	10.88	June 27, 2035	10.61
December 27, 2019	10.75	September 27, 2035	10.61
March 27, 2020	10.73	December 27, 2035	10.49
June 27, 2020	10.84	March 27, 2036	10.50
September 27, 2020	10.85	June 27, 2036	10.62
December 27, 2020	10.72	September 27, 2036	10.64
March 27, 2021	10.60	December 27, 2036	10.53
June 27, 2021	10.83	March 27, 2037	1,010.85
September 27, 2021	10.82
December 27, 2021	10.70
March 27, 2022	10.58
June 27, 2022	10.82
September 27, 2022	10.80
December 27, 2022	10.68

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of Original Issue Discount and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Notice to Investors for Notes Offered on a Global Basis

Each purchaser of the notes represents and undertakes to the issuer, the agent and each of their affiliates that it has not offered and will not offer the notes to persons in any Member State of the European Economic Area, except that it may offer the notes in any Member State (i) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in instruments, (ii) at any time to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year, (b) a total balance sheet of more than EUR43,000,000 and (c) an annual turnover of more than EUR50,000,000, all as shown in its last annual or consolidated accounts, or (iii) at any time in any other circumstances which do not require the publication by the issuer, the agent or any of their affiliates of a prospectus pursuant to Article 3 of the Prospectus Directive provided that an offer shall not be treated as not requiring the publication of a prospectus pursuant to Article 3 of the Prospectus Directive solely by virtue of the application of article 3(2)(b) (offers to fewer than 100 natural or legal persons). For the purposes of this provision, the expression "offer" in relation to the notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant Member State.

March 2007	Page 5